November 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Jamestown Invest 1, LLC (the “Company”)

Offering Statement on Form 1-A (the “Offering Statement”)

Filed November 12, 2019

File No. 024-11102

Withdrawal of Acceleration Request

Dear Ms. Gorman:

Reference is made to our letter dated November 8, 2019 in connection with the Company’s request that the qualification date of the Offering Statement be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”). We now respectfully request that the Acceleration Request be withdrawn effective as of the date of this letter. The Company will contact the staff of the Division of Corporation Finance as soon as it determines when to request acceleration.

Very truly yours,
Jamestown Invest 1, LLC

/s/ Matt Bronfman
Matt Bronfman
Chief Executive Officer
Jamestown Invest 1, LLC

cc:	Howard Efron

Wilson Lee

Kim McManus

(Securities and Exchange Commission)

Gretchen Nagy

John Wilson

(Jamestown Invest 1, LLC)

C. Spencer Johnson

(King & Spalding LLP)